Exhibit 99.5

MAVERIX ANNOUNCES THIRD QUARTER 2022 RESULTS

AND DECLARES QUARTERLY DIVIDEND

All amounts are in U.S. dollars unless otherwise indicated.

November 15, 2022, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce operating and financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Highlights

•	Gold equivalent ounces (“GEOs”) sold of 9,567[1] or 7,894[1] excluding GEOs earned in Q3 from Omolon;
•	Revenue of $16.3 million;
•	Cash flow from operating activities of $9.5 million;
•	Cash flow from operating activities, excluding changes in non-cash working capital, of $12.6 million[1];
•	Average cash cost per GEO of $171, resulting in a cash operating margin of 90% or $1,534 per ounce[1];
•	Net income of $3.3 million, or $0.02 per share;
•	Adjusted net income of $5.0 million[1], or $0.03 per share;
•	Acquired a portfolio of 22 royalties on development, advanced exploration and exploration stage projects from Barrick Gold Corporation; and
•	Acquired a 2% royalty on the Sleeping Giant mine from Abcourt Mines Inc.

Dan O’Flaherty, CEO of Maverix, commented, “As recently announced, the friendly merger of Maverix and Triple Flag Precious Metals will create the leading pure play, gold-focused emerging senior streaming and royalty company. We are excited as the combination is a continuation of the precious metals focused strategy that Maverix has followed since our inception. Maverix also posted strong third quarter operating and financial results, with several of our royalty and stream counterparties having announced positive operational updates. Additionally, it is pleasing to see that a number of the underlying development assets in our diverse portfolio are continuing to advance as expected.”

Summary of Quarterly Results

Quarter Ended (in thousands of USD, except for GEOs and per share amounts)	September 30, 2022	September 30, 2021
Statement of Income and Comprehensive Income
Royalty revenue	$8,093	$7,983
Sales	$8,217	$5,675
Total revenue	$16,310	$13,658
Net income	$3,253	$2,829
Basic earnings per share	$0.02	$0.02
Diluted earnings per share	$0.02	$0.02

Cash flow from operating activities	$9,491	$9,278
Dividends declared per share	$0.0125	$0.0125

Non-IFRS and Other Measures[1]
Adjusted net income	$4,950	$4,709
Adjusted basic earnings per share	$0.03	$0.03
GEOs sold	9,567	7,671
Average realized gold price per GEO	$1,705	$1,780
Average cash cost per GEO	$171	$164
Cash operating margin per GEO	$1,534	$1,616
Cash flow from operating activities, excluding changes in non-cash working capital	$12,597	$9,682

For complete details please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the quarter ended September 30, 2022, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on Maverix’s website (www.maverixmetals.com).

To listen to Maverix’s President, Ryan McIntyre, discuss the third quarter results please use this link: Q3 2022 Results

Friendly Acquisition of Maverix by Triple Flag

On November 10, 2022, the Company announced that it had entered into a definitive agreement (the “Agreement”) with Triple Flag Precious Metals Corp. (“Triple Flag”) in which Triple Flag will acquire all the issued and outstanding common shares of Maverix pursuant to a Plan of Arrangement (the “Transaction”), positioning Triple Flag as the leading emerging senior streaming and royalty company.

Pursuant to the Transaction, the Company’s shareholders may elect to receive either $3.92 in cash or 0.360 of a Triple Flag share per Maverix share held, representing share consideration of $3.92 per Maverix share based on the closing price of Triple Flag shares on November 9, 2022 of $10.89. The shareholder election will be subject to pro-ration such that the cash consideration will not exceed 15% of the total consideration and the share consideration will not exceed 85% of the total consideration. Maverix shareholders who do not elect to receive either Triple Flag shares or cash will be deemed to elect default consideration of 0.360 Triple Flag shares per Maverix share.

Under the terms of the Agreement, the Transaction will be carried out by way of a court-approved Plan of Arrangement under the Canada Business Corporations Act, and will require the approval of at least (i) 66 22/3% of the votes cast be shareholders of Maverix at a special meeting and (ii) if required, minority shareholder approval in accordance with Multilateral Instrument 61-101.

Upon completion of the Transaction, existing Triple Flag and Maverix shareholders would own approximately 77% and 23% of the combined company, respectively, on a fully diluted basis. Triple Flag shareholder Elliott Investment Management L.P. and Maverix shareholders, Newmont Corporation, Pan American Silver Corp. and Kinross Gold Corporation are all supportive of the combination, reflecting their belief in the value and potential of the combined company.

Newmont Corporation and Pan American Silver Corp., together with all of the officers and directors of Maverix, collectively control approximately 57% of the common shares of Maverix on a fully-diluted basis and have entered into voting and support agreements pursuant to which they have agreed to vote their shares in favour of the Transaction.

Completion of the Transaction is also subject to regulatory and court approvals and other customary closing conditions. The Agreement includes customary provisions, including non-solicitation by Maverix of alternative transactions, a right of Triple Flag to match superior proposals and an approximately $24 million termination fee, payable under certain circumstances.

Complete details of the Transaction will be included in a management information circular to be delivered to Maverix shareholders in the coming weeks. Subject to receiving requisite court approval, the special meeting of shareholders of Maverix is expected to be held in early January 2023 and the Transaction is also expected to close in January 2023.

Adjusted Outlook for 2022

Given the ongoing uncertainty relating to the Company’s Omolon royalty, Maverix is continuing to exclude attributable Omolon GEOs from its outlook for the second half of 2022. Excluding any contribution from the Omolon royalty in the second half, we continue to expect 28,000 to 31,000 attributable GEOs for 2022.

Asset Portfolio Updates

Omolon (2.5% GRR)

On November 2, 2022, Polymetal International plc (“Polymetal”) announced that it is on track to meet its full year production guidance for fiscal 2022. In Q3, the Omolon mine produced approximately 56,000 ounces of gold and 100,000 ounces of silver. Polymetal also announced it has successfully completed the restructuring of its sales channels and started to unwind accumulated inventory. In late Q3, export sales resumed and Polymetal’s management team expects the gap between production and sales to be closed by the end of the year. The conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, have caused and could have further negative impacts on Polymetal’s ability to continue operation of Omolon and could further inhibit Polymetal’s ability to make payments to the Company. Maverix continues to work with Polymetal to effect payment of royalties from Omolon in a way that does not breach any relevant sanctions.

For more information, please refer to polymetalinternational.com and see the news release dated November 2, 2022.

Mt. Carlton (2.5% NSR)

On October 27, 2022, Navarre Minerals Ltd. (“Navarre”) announced that it had received notification from the Queensland Government of the final approval for an amendment to Mt Carlton’s Environmental Authority which allows for commencement of mining operations at the Mt Carlton United (“MCU”) gold-silver-copper deposit, located approximately 4 kilometres from the Mt Carlton processing facility. This approval is a significant milestone, securing the last hurdle to enable mining activities to proceed immediately, with first ore from the project expected to be delivered to the Mt Carlton processing facility in December 2022. The higher-grade material at MCU will provide the underlying driver for the improvement in production and costs. The MCU project is one of five potential satellite open pit deposits identified within the tenement package included in Navarre’s acquisition of the Mt Carlton operation in October 2021. Since acquiring Mt Carlton, Navarre’s commitment to invest in resource definition and exploration drilling has resulted in significant growth of the Mt Carlton mineral inventory, particularly at MCU.

For more information, please refer to navarre.com.au and see the news release dated October 27, 2022.

Moss (100% Silver Stream)

On October 31, 2022, Elevation Gold Mining Corp. (“Elevation”) announced the results from its recently completed reverse circulation resource definition and expansion drilling program at its Moss mine, which continues to demonstrate the high expansion potential of the mine. Recent drilling in the West Pit and Center Pit continued to intersect multiple stockwork vein zones in the hanging and footwalls to the main Moss and Ruth Veins confirming broadening of the system to the west and the presence of significant gold in the Ruth Vein beneath the Center Pit. A new reverse circulation drilling program will begin in November 2022 to further test mineralization near Center Pit and West Pit.

For more information, please refer to elevationgold.com and see the news release dated October 31, 2022.

Hope Bay (1% NSR)

On October 26, 2022, Agnico Eagle Mines Limited (“Agnico Eagle”) announced that exploration drilling at Hope Bay totaled 76,200 metres during the first nine months of 2022 and it is anticipated that approximately 100,000 metres will be completed in 2022. Most of this drilling was done at Doris, where three drill rigs are currently operating at surface and three rigs operating underground. Recent results continue to confirm and extend high-grade mineralization at depth. At Madrid, drilling continues to ramp up with two rigs now operating on surface. A second drill contractor has been mobilized to site to increase drilling capacity moving forward. Farther south in the Hope Bay belt at the Boston deposit, camp refurbishment has been completed and the site is ready for exploration drilling in 2023.

For more information, please refer to agnicoeagle.com and see the news release dated October 26, 2022.

Dividend

The Company is pleased to announce that its Board of Directors has approved the payment of the quarterly cash dividend of $0.0125 per common share. The dividend will be paid on or about December 15, 2022, to shareholders of record as of the close of business on November 30, 2022.

The dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by Maverix to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes. The declaration, timing, amount and payment of future dividends remains at the discretion of Maverix’s Board of Directors.

(1) Please refer to the Non-IFRS Measures section at the end of this news release.

Qualified Person

Brendan Pidcock, P.Eng., is Vice President, Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), has reviewed and approved the scientific and technical disclosure contained in this news release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 140 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please visit our website at maverixmetals.com or contact:

Maverix Metals Inc.

Valerie Burns

Manager of Investor Relations

(604) 343-6225

info@maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council. While the terms are substantially similar to the same terms defined under S-K 1300 there are differences in the definitions. Accordingly, there is no assurance any mineral resources that the Company may report under NI 43-101 will be the same as resource estimates prepared under the standards adopted under S-K 1300. Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, the Company is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Non-IRFS Measures

Maverix has included certain performance measures in this news release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including adjusted net income, total GEOs sold, average realized gold price per GEO, average cash cost per GEO, cash operating margin and cash flow from operating activities excluding changes in non-cash working capital. Adjusted net income is calculated by excluding the effects of the non-cash cost of sales related to the prepaid gold interests, non-cash change in fair value of the prepaid gold interests, other income/expenses, impairment charges, gains/(losses) on sale or amendments of royalty and streams and unusual non-recurring items. The Company believes that adjusted net income is a useful measure of the Company’s performance because it adjusts for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The Company’s royalty revenue and silver sales are converted to a GEO basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These GEOs when combined with the gold ounces sold from the Company’s gold streams and prepaid gold interests equal total GEOs sold. Average realized gold price per GEO is calculated by dividing the total revenue by the GEOs sold. Average cash cost per GEO is calculated by dividing the total cost of sales, less depletion less non-cash cost of sales of the prepaid gold interests, by the GEOs sold. In the precious metals mining industry, these are common performance measures but do not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per GEO sold from the average realized gold price per GEO sold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The 2022 forecast herein assumes a gold price of $1,750 per ounce and a silver price of $21.00 per ounce. The forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Maverix holds an interest. The forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Maverix and may be subject to uncertainty. There can be no assurance that such information is complete or accurate. Maverix’s business, operations, financial condition, and financial outlook could be materially adversely affected by the continued impact of the COVID-19 global health pandemic. At this time, Maverix cannot reasonably estimate the duration of any potential business disruptions, impact to underlying operations that Maverix holds an interest in or any related financial impact that is related to or caused by COVID-19.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s annual guidance and or organic growth in respect of its portfolio of assets, developments in respect of Maverix’s portfolio of royalties and streams, and developments at certain of the mines, projects or properties that underlie the Company’s interests, and as well the friendly merger of Maverix and Triple Flag Precious Metals Corp., including the terms and conditions of the definitive agreement entered into between the parties dated November 10, 2022. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 16, 2022, available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix proposes to acquire a royalty, stream or other interest is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder or prospective royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio and the Royalty Portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds or proposes to acquire a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources, and production of a property.